May 10, 2011

Robeco-Sage Triton Fund, LLC, et al
909 Third Avenue, 32nd Floor
New York, NY 10022

Re:	Robeco-Sage Triton Fund LLC
Robeco-Sage Multi-Strategy TEI Fund LLC
Robeco-Sage Multi-Strategy TEI Institutional Fund LLC
Robeco-Sage Multi-Strategy Fund LLC
Robeco-Sage Multi-Strategy Institutional Fund LLC
Robeco-Sage Multi-Strategy Master Fund LLC
Rebeco-Sage Multi-Strategy TEI Master Fund LLC

Registered Management Investment Company Bond
Effective Period: April 30, 2011 to April 30, 2012

Dear Trustees,

As requested, I have examined the Registered Management Investment Company Bond limit of liability requirements, as prescribed by SEC Rule 17g-1, for the funds insured under the St. Paul Fire and Marine Insurance Company Bond No. 490PB2892. This analysis is based upon the total asset value of each Master fund, as stated in the relevant renewal application.

The results of the analysis are as follows:

Fund	Asset Value	Required Limit
Robeco-Sage Multi-Strategy TEI Master Fund, LLC	$136,600,000	$525,000
Robeco-Sage Multi-Strategy Master Fund, LLC	$119,200,000	$525,000
Total Required Limit:		$975,000

Robeco Sage has elected to purchase a bond limit in excess of that required at the trust level (displayed above) in order to maintain an increased coverage limit based upon the individual fund assets.

Fund	Asset Value	Required Limit
Robeco-Sage Triton Fund LLC	$82,000,000	$450,000
Robeco-Sage Multi-Strategy TEI Fund LLC	$15,200,000	$225,000
Robeco-Sage Multi-Strategy TEI Institutional Fund LLC	$38,300,000	$350,000
Robeco-Sage Multi-Strategy Fund LLC	$105,500,000	$525,000
Robeco-Sage Multi-Strategy Institutional Fund LLC	$13,400,000	$200,000
Total Elected Limit:		$1,750,000

The limit of liability under the current Bond, effective from April 30, 2011 to April 30, 2012, is $1,750,000. Therefore, according to these calculations, the limit amount is sufficient to meet the requirements of SEC Rule 17g-1.

Sincerely,

Graig Vicidomino
Account Executive

cc:           Patricia Bernasconi, Senior Managing Director